FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2004


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X    Form 40-F
                                 ---             ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes        No  X
                                ---       ---



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         This Form 6-K is being filed by Korea Thrunet Co., Ltd. (the "Company")
to report the following:

         The Seoul district court has approved the reorganization plan adopted by the interested parties at the second interested parties meeting resumed on January 9, 2004. The confirmed reorganization plan contains a plan for the capital reduction and reverse stock split of the Company's shares and the details thereof are as follows.

1. Type and number of shares subject to the capital reduction and reverse stock split:

     o Total issued and outstanding shares of the Company before the proposed capital reduction and reverse stock split: 77,635,260 shares of common stock in registered form

     o Number of shares by which the total issued and outstanding shares will be reduced as a result of the capital reduction and reverse stock split: 76,760,217 shares of common stock in registered form (representing 98.9% of the existing total issued and outstanding shares of the Company)

2.   Method of capital reduction (reverse stock split):

     o Largest shareholders (Trigem Computer and its affiliates: 42,633,447 shares): 100% capital reduction without compensation

     o The other shareholders' shares: Forty (40) shares of common stock in registered form to be consolidated into one (1) share carrying the same par value.

3. Capitalization of the Company after the proposed capital reduction and reverse stock split: Won 2,187,607,500.

4. Total issued and outstanding shares of the Company after the proposed capital reduction and reverse stock split: 875,043 shares of common stock in registered form.

5.   Schedule for the capital reduction and reverse stock split:

     1)   Period during which the old share certificates are to be submitted:
          January 20, 2004 ~ February 20, 2004
     2) Record date and effective date for the reverse stock split: February 20, 2004
     3)   Date scheduled for the issuance of new share certificates: March 10,
          2004



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6.   Place to which old share certificates are to be submitted and new share certificates are to be issued: Bank of New York

7.   Disposition of fractional shares:

     If there are any fractional shares as a result of the reverse stock split, the price of the fractional shares shall be delivered to the relevant shareholders in proportion to the number of their shares through sales with the permission of the court.

8.   Others:

     1) The board of directors and shareholders' meetings shall be replaced by the permission of the court due to the fact that the Company is in reorganization proceedings.

     2) The capitalization of the Company after the capital reduction and reverse stock split may change, if there are changes to the largest shareholders' shareholding prior to the share cancellation or if there are any fractional shares.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       Korea Thrunet Co., Ltd.



Date: January 19, 2004                                 By: /s/ Seog Won Park
                                                           -----------------
                                                       Name: Seog Won Park
                                                       Title:   Receiver